Exhibit to Accompany
Item 77J (b)
Form N-SAR
Lend Lease Funds
(the "Funds")


According to the provisions of
Statement of Position 93 - 2 (SOP 93
- 2) "Determination, Disclosure and
Financial Statement Presentation of
Income, Capital Gain and Return of
Capital Distributions by Investment
Companies, " the Funds are required
to report the accumulated net
investment income (loss) and
accumulated net capital gain (loss)
accounts to approximate amounts
available for future distributions on a
tax basis (or to offset future realized
capital gains).  Accordingly, at July
31, 2000, in the Lend Lease US Real
Estate Securities Fund ( the "Fund"),
reclassifications were recorded to
decrease undistributed net
investment income by $2,720 and
increase undistributed net realized
gains by $2,720.

This reclassification has no impact
on the net assets of the Fund and it is
designed to present the Fund's
accumulated net realized income and
gain accounts on a tax basis.